SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)    ☐ Form 10-K     ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR

For Period Ended:  August 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Fresh Start Private Holdings, Inc.
____________________________________________________
Full Name of Registrant

River Exploration, Inc.
____________________________________________________
Former Name if Applicable

112 North Curry Street
____________________________________________________
Address of Principal Executive Office (Street and Number)

Carson City, Nevada 89703
____________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Although accountants have completed work on the financial statements and accompanying notes for the period ended August 31, 2011, those financial must undergo management review prior to submission.  Therefore, the Company is unable to submit the quarterly report on Form 10-Q prior to the regular deadline without  unreasonable effort or expense.  The Registrant anticipates filing its Form 10-Q by the extended due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Andrew Aird	President & Director	(775) 321-8267
(Name)	(Title)	(Telephone)

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes  ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

Fresh Start Private Holdings, Inc.
(Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 17, 2011	By:	/s/ Andrew Aird
Andrew Aird,
President, CEO, Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.